AMERICAN WATER WORKS COMPANY, INC.

Kellye L. Walker	P 856.346.8200
Chief Administrative Officer,	F 856.346.8217
General Counsel and Secretary
1025 Laurel Oak Road
Voorhees, NJ 08043

May 8, 2013

Andrew D. Mew, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	American Water Works Company, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Definitive Proxy Statement on Schedule 14A

Filed March 28, 2013

File No. 1-34028

Dear Mr. Mew:

We are providing this letter to respond to the staff comments contained in your April 24, 2013 letter to Jeffry Sterba. Set forth below are the comments and our responses. The headings and numbered paragraphs set forth below correspond to the headings and numbered paragraphs in the staff’s comment letter. Each of the staff’s comments are set forth in boldface type and are followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 6. Selected Financial Data, page 40

1.	You disclose on pages 71 and 102 that you accelerated the payment of a dividend that would have historically been paid in March 2013 to December 2012 to take advantage of the existing 2012 tax rates. Instruction 2 of Item 301 of Regulation S-K requires a cross-reference to or discussion of factors that materially affect the comparability of the information reflected in selected financial data. It appears the modification of the timing of dividend payments materially affects the comparability of dividend related data you present on page 41. Similarly, revise your disclosure to include a cross-reference to or discussion of any other factors that you believe materially affected the comparability of any other information reflected in selected financial data, such as business combinations or dispositions of business operations.

Response:

In future filings, we will, to the extent applicable, expand the disclosure to include footnotes 2, 3, 4 and 5 in the selected financial data table. Set forth below is an illustration of the form of the selected financial data table and footnote disclosures that will be used in future filings.

ITEM 6.	SELECTED FINANCIAL DATA

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except per share data)

Statement of operations data:
Operating revenues	$2,876,889	$2,666,236	$2,555,035	$2,290,446	$2,193,157
Goodwill impairment charges	—	—	—	$428,036	$712,727
Operating income (loss)	$924,357	$803,136	$728,122	$183,835	$(155,221)
Income (loss) from continuing operations	$373,250	$304,929	$255,072	$(219,998)	$(529,291)
Income (loss) from continuing operations per basic common share(1)	$$2.12	$$1.74	$$1.46	$(1.31)	$(3.31)
Income (loss) from continuing operations per diluted common share(1)	$$2.11	$$1.73	$$1.46	$(1.31)	$(3.31)

	As of December 31,
	2012	2011	2010	2009	2008
	(in thousands)

Cash and cash equivalents	$24,433	$14,207	$13,112	$22,256	$9,542
Utility plant and property, net of depreciation	$11,584,944	$10,872,042	$10,241,342	$9,708,885	$9,218,396
Total assets	$14,718,976	$14,776,391	$14,086,246	$13,459,368	$13,231,818
Short-term and long-term debt	$5,574,763	$5,882,956	$5,658,473	$5,434,463	$5,251,979
Redeemable preferred stock	$20,511	$22,036	$22,794	$23,011	$23,208
Total debt and redeemable preferred stock	$5,595,274	$5,904,992	$5,681,267	$5,457,474	$5,275,187
Common stockholders’ equity	$4,443,268	$4,235,837	$4,127,725	$4,000,859	$4,102,001
Preferred stock without mandatory redemption requirements	$1,720	$4,547	$4,547	$4,557	$4,557
Total stockholders’ equity	$4,444,988	$4,240,384	$4,132,272	$4,005,416	$4,106,558

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except per share data)

Other data:
Cash flows provided by (used in):
Operating activities	$955,598	$808,357	$774,933	$596,156	$552,169
Investing activities (2)	$(382,356)	$(912,397)	$(746,743)	$(703,611)	$(1,033,667)
Financing activities (3)	$(563,016)	$105,135	$(37,334)	$120,169	$477,559
Construction expenditures, included in investing activities	$(928,574)	$(924,858)	$(765,636)	$(785,265)	$(1,008,806)
Dividends paid per common share (4)	$1.21	$0.90	$0.86	$0.82	$0.40
Dividends declared per common share (5)	$0.98	$1.13	$0.86	$0.82	$0.40

(1)	For the years ended December 31, 2009 and 2008, there are no dilutive incremental common shares included in diluted earnings per share as all potentially dilutive instruments would be anti-dilutive.
(2)	Cash flows used in investing activities for the year ended December 31, 2012, reflects our receipt of $561 million in net proceeds from the sale of our former Arizona, New Mexico and Ohio subsidiaries. For further information, see Management’s Discussion and Analysis of Financial Condition and Results of Operations under “Liquidity and Capital Resources-Cash Flows from Investing Activities.”
(3)	Cash flows used in financing activities reflects the application of the majority of the net proceeds from the sale of our former Arizona, New Mexico and Ohio subsidiaries to pay down short-term debt.
(4)	We paid five dividends in 2012 (including one additional dividend payment of $0.25 per common share paid on December 28, 2012) rather than four quarterly dividends as typically is the case. This additional dividend was paid to enable our shareholders to be taxed at then-existing rates. For further information, see Management’s Discussion and Analysis of Financial Condition and Results of Operations under “Liquidity and Capital Resources-Dividends.”
(5)	In 2011, we declared five dividends rather than four as typically is the case as a result of a change in the timing of dividend declarations.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Segment Results of Operations, page 49

Regulated Businesses Segment, page 50

Comparison of Results of Operations for the Years Ended December 31, 2012 and 2011, page 51

2.	We note your disclosure on page 48 that the decrease in other income (expenses) is attributable in part to an increase in the allowance for funds used during construction (“AFUDC”) resulting from increased construction activity. On page 98, you disclose that construction work in progress (“CWIP”) was $460,529 thousand and $349,496 thousand at December 31, 2011, and 2012, respectively. With a view toward enhanced disclosure, please tell us whether there was a change in AFUDC equity or debt rates, what the change in rates was, and how the change impacted the recorded balance.

Response:

Both the AFUDC debt and equity rates decreased in 2012 compared to 2011. Our average AFUDC equity rate for our regulated entities subject to AFUDC for the years ended December 31, 2012 and 2011 was 4.52% and 4.87%, respectively. Our average AFUDC debt rate for the years ended December 31, 2012 and 2011 was 2.97% and 3.11%, respectively. The slight decrease in our AFUDC rates in 2012 is primarily attributable to adjustments in the debt and equity rates established by various regulatory authorities in applicable rate cases. This reduction in the AFUDC debt and equity rates had the effect of decreasing, to a limited extent, AFUDC in 2012.

As indicated on page 48 of our Form 10-K for the year ended December 31, 2012 (the “Form 10-K”), the most significant factor contributing to the increase in AFUDC was increased capital activity during 2012. To the extent permitted by state public utility commissions, we record AFUDC monthly based on the prior month’s average CWIP balance. Even though our CWIP balance was lower at December 31, 2012, the average balance eligible for AFUDC was higher in 2012 than in 2011 as a result of several large projects that were in progress during 2012. These projects included Phase I of our business transformation project, for which assets of approximately $107 million were placed in service in August 2012 and the construction of our Canoe Brook water treatment facility in New Jersey for which approximately $80 million in assets were placed in service in June, 2012.

The following table shows the outstanding CWIP balances eligible for AFUDC at the end of each quarter in 2012 and 2011.

	2012	2011	Increase (Decrease)
	($ in thousands)

March 31	$257,541	$157,161	$100,380
June 30	320,422	178,451	141,971
September 30	182,544	231,188	(48,644)
December 31	225,934	214,332	11,602

3.	You disclose on page 55 that the 40.2% increase in the uncollectible accounts expense was mainly the result of a refinement to your allowance for uncollectible calculation based on more detailed data trends which were derived in conjunction with the development of your new customer information system. Please address the following:

•

Tell us how you perform your calculation of your allowance for uncollectible accounts. Describe what the more detailed data trends were, how they impacted your calculation, and why the previous data you utilized in determining your allowance did not allow you to observe these trends.

•	Explain to us how you determined whether this significant increase was a change in estimate as opposed to an accounting error.

•	If applicable, describe any regulatory implications of this change, such as whether amounts recorded as bad debt expense are recoverable through rates.

Response:

Of the $6.5 million or 40.2% increase in the uncollectible account expense in 2012, $4.4 million was associated with the refinement in our allowance for uncollectible calculation. The remaining increase results from an increase in the amount of outstanding accounts receivable, principally reflecting rate increases in a number of states.

We historically have determined the allowance for uncollectible accounts separately for each state within our regulated operations. Prior to the refinement in our calculation of the allowance, we applied the same percentage to all aging categories for accounts receivable in a state, up to 180 days outstanding (i.e., we used the same percentage in determining the reserve for accounts receivable outstanding 0-30 days, 30-60 days, 61-90 days, 91-120 days and 121-180 days). All receivables in excess of 180 days were specifically reserved for and added to the allowance for uncollectible accounts. We were constrained to use this approach due to limitations in gathering historical data through our antiquated, current billing system. The system includes more than 15 different configurations relating to the various state subsidiaries in our regulated operations and does not have the capability of providing information with respect to accounts receivable days outstanding at any previous point in time (i.e., the data is available only with regard to the current date). Therefore, the compilation of appropriate historical data to provide discrete percentages for each aging category in each state would have involved a very extensive amount of time and effort, which would not have been practical on an annual basis over multiple years.

Our new Customer Information System (“CIS”), which we will substantially implement in 2013, will provide us with the capability of retrieving information in a manner that will significantly simplify the collection of historical data necessary to apply a discrete percentage to each accounts receivable aging category for each state in which we have regulated operations for purposes of determining the allowance for uncollectible accounts. In anticipation of the launch of the CIS, we determined that, despite the considerable time and effort involved, we would develop this historical data in 2012, and repeat the effort in 2013, transitioning to the automated data collection that will be available from the CIS beginning in 2014. As a result of the effort in 2012, we were able to develop, for each state, additional information, namely historical collection data for each of five aging categories (0-30 days, 30-60 days, 61-90 days, 91-120 days and 121-180 days). Using this information, we were able to apply differing percentages in determining the amount of the allowance for uncollectible accounts applicable to each of these aging categories in each state. With respect to some states, we also were able to develop this information for receivables outstanding in excess of 180 days; for other states, we added all receivables aged in excess of 180 days to the allowance for uncollectible accounts.

As a result of this additional information, we recognized additional expense of $4.4 million as a change in estimate to our allowance for uncollectible accounts during the fourth quarter of 2012.

We viewed this adjustment as a change in accounting estimate as a result of applying new and more detailed estimation techniques to the accounts receivable information, in this case percentages based on historical data that were developed for the six aged receivable categories for each state. The refined approach further disaggregated the data, which the company believes resulted in a better estimate.

Bad debt is a recoverable cost of utility service. Therefore, we do not expect any material impact from the change in accounting estimate. Ratemaking practices differ by individual state, but the general intent is to establish an allowance for uncollectible accounts amount that can be relied upon to set rates prospectively.

Item 8. Financial Statements and Supplementary Data, page 83

Consolidated Balance Sheets, page 85

4.	We note your presentation of contributions in aid of construction (“CIAC”) on the face of your consolidated balance sheets as well as your related disclosure on page 92. You state, in part, that when advances are no longer refundable, they are reclassified to CIAC, and CIAC are permanent collections of plant assets or cash for a particular construction project. You also state that for ratemaking purposes, these contributions generally serve as rate base reductions as they are non-investor supplied funds. Finally, you state that generally, you depreciated utility plant funded by contributions and amortize its contributions as a reduction to depreciation expense, which produces a result that is functionally equivalent to reducing the original cost of the utility plant for the contributions. Please address the following:

•

Explain to us and disclose how these contributions, refunds, and the expenditures you make toward property, plant and equipment (“PP&E”) are reflected on your consolidated statements of cash flows and the GAAP basis for such presentation.

Response:

As specified by National Association of Regulatory Utility Commissioners in its Uniform System of Accounts for Class A Water Utilities:

Deferred Credits Account 252 – Advances for Construction – This account shall include advances by or in behalf of customers for construction which are to be refunded either wholly or in part. When a person is refunded the entire amount to which he is entitled according to the agreement or rule under which the advance was made, the balance, if any remaining in this account shall be credited to account 271 – Contributions in Aid of Construction.

Liability Account 271 – Contributions in Aid of Construction – This account shall include: 1. Any amount or item of money, services or property received by a utility, from any person or governmental agency, any portion of which is provided at no cost to the utility, which represents an addition or transfer to the capital of the utility, and which is utilized to offset the acquisition, improvement or construction costs of the utility’s property, facilities, or equipment used to provide utility services to the public. 2. Amounts transferred from account 252 – Advances for Construction, representing unrefunded balances of expired contracts or discounts resulting from termination of contracts in accordance with the Commission’s rules and regulations.

Cash inflows for advances and contributions net of refunds are reflected in our statements of cash flows under cash flows from financing activities. The refunded cash outflow amounts are included within the “advances and contributions for construction” line item. These cash flows are included in cash flows from financing activities in accordance with ASC 230-10-45-14 which specifies that “[r]eceipts from contributions and investment income that by donor stipulation are restricted for purposes of acquiring, constructing, or improving property, plant, and equipment, or other long-lived assets” constitute cash flows from financing activities. We believe that our treatment of advances for construction and CIAC is consistent with this guidance. In this regard, the advances and contributions are from, and any refunds are made to, persons outside of our company, and the proceeds are used for the construction or improvement of plant or long lived assets.

In contrast, our capital expenditures made towards PP&E are funded from our general assets and are included under cash flows from investing activities. This treatment is in accordance with ASC 230-10-45-13, which specifies that cash outflows from investing activities include “[p]ayments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets, including interest capitalized as part of the costs of those assets.”

•

Tell us whether the amount of net capital expenditures you disclose on pages 64 and 65 include funds that were contributed to you in addition to investor supplied funds. If they are included, then tell us and disclose the amount. If applicable, tell us what consideration was given to separately disclosing the amounts which were excluded from rate base.

Response:

The net capital expenditure cash outflows from investing activities disclosed on pages 64 and 65 of the Form 10-K may include amounts originally obtained through contributions or advances. We do not separately track contributions or advances that may be included in capital expenditures and are funded from our general assets. As noted above, the capital expenditures are appropriately reported in the cash flows used in investing activities. The net cash inflows from advances and contributions are appropriately reported as cash flows from financing activities. We are not aware of any requirement to specify, under cash flows used in investing activities, the amount of capital expenditures derived from advances and contributions initially included in cash flows from financing activities. Moreover, we believe that the balance sheet presentation of CIAC, which indicates the amounts excluded from our rate base, is appropriate financial statement disclosure.

•

Explain to us the GAAP basis for recording contributed amounts as assets and the CIAC amounts as a liability citing any relevant accounting literature. In your response, please tell us whether there is any possible scenario in which the property asset could be converted back into cash or potentially refundable to the party that provided the original funds. Please also advise how such assets represent future economic benefits you expect to receive from a cash flow basis. Lastly, tell us if there are any industry peers netting the retained contributions against the related plant balance similar to other regulated industries.

Response:

We record contributed amounts in PP&E, as they provide future benefits to us, namely future revenues to be derived from water flowing through our infrastructure, and thus meet the definition of an asset. ASC 210-10-S99-1-13 (Rule 5-02(13)(b) of Regulation S-X) provides that “[t]angible and intangible utility plant of a public utility company shall be segregated so as to show separately the original cost, plant acquisition adjustments, and plant adjustments, as required by the system of accounts prescribed by the applicable regulatory authorities. This rule shall not be applicable in respect to companies which are not required to make such a classification.” Analogous to the manner in which we present PP&E on our balance sheet, and as specified by the National Association of Regulatory Utility Commissioners in its Uniform System of Accounts for Class A Water Utilities, as noted above, we present the offset (CIAC) as a liability. This balance sheet presentation is consistent with common practice in the water utility industry. While electric and power utilities typically record CIAC as a reduction of plant under Federal Energy Regulatory Commission (FERC) standards, water utilities are not subject to FERC requirements, and therefore we follow the common industry approach.

It is possible the property asset could be converted back into cash through disposition of the asset. However, it is unlikely CIAC would be refundable to the party that initially provided the funds.

We are not aware of a publicly traded water utility that reports retained contributions against the related plant balance.

•	Tell us if the contributed amounts are classified within restricted funds during the period they have not been spent. If not, explain your basis for unrestricted classification.

Response:

Cash receipts of advances and contributions are not classified within restricted funds; instead, they usually are classified as cash and cash equivalents on our consolidated balance sheets during the period they are subject to refund. Typically there are no legal restrictions that require placement of the funds in escrow, or impose other cash restrictions outside of the potential for refund at a later date. While advances and contributions are intended to be used for construction purposes, the lack of direct legal restriction enables us to use the related cash as needed. In the rare instances when advances and contributions have been subject to restrictions, we have presented the amounts of the advances and contributions as restricted funds.

•

Please tell us the amount of gross and net PP&E that was funded by CIAC as of December 31, 2012 and 2011. Additionally, please tell us what consideration was given to disaggregating your recorded PP&E balance within your footnotes and MD&A on a supplemental basis to illustrate amounts excluded from rate base.

Response:

The gross amount of PP&E that was funded by CIAC as of December 31, 2012 and 2011 totaled $1.246 billion and $1.189 billion, respectively. The net amount of PP&E that was funded by CIAC as of December 31, 2012 and 2011 is approximately $996.1 million and $966.7 million, respectively.

We have not previously considered disaggregation of PP&E on a supplemental basis because (1) disaggregation is not required under generally accepted accounting principles, (2) we have not received any input from our investors requesting that we provide such disaggregation, and (3) our current presentation is consistent with common industry practice.

•

Please discuss the extent to which your accounting policy is impacted by regulatory requirements and whether such requirements are consistent across the jurisdictions your regulated subsidiaries serve. If the requirements are not consistent across jurisdictions, then tell us how you considered this in determining your one accounting policy for all CIAC.

Response:

All but one of our regulated utilities is subject to economic regulation by the public utility commissions of the states in which they operate. In some instances noted below, our accounting treatment for CIAC differs from the accounting policy generally applicable to CIAC. In these instances, which are noted below, the public utility commissions in states where we operate have different requirements for the accounting of CIAC.

Our accounting policy generally applicable to CIAC is disclosed in Note 2 to our consolidated financial statements on page 92 of the Form 10-K under “Advances and Contributions in Aid of Construction”:

Contributions in aid of construction are permanent collections of plant assets or cash for a particular construction project. For ratemaking purposes, the amount of such contributions generally serves as a rate base reduction since the contributions represent non-investor supplied funds.

Generally the Company depreciates utility plant funded by contributions and amortizes its contributions balance as a reduction to depreciation expense, producing a result which is functionally equivalent to reducing the original cost of the utility plant for the contributions. Certain of the Company’s subsidiaries do not depreciate contributed property, based on regulatory guidelines.

As noted above, we have disclosed that, in accordance with applicable regulatory guidelines, certain of our subsidiaries do not depreciate contributed property:

1.	One of our 17 subsidiaries (West Virginia) requires the accumulated amortization to be netted against accumulated depreciation, effectively negating the accumulated depreciation related to the contributed property. The applicable regulatory guidelines require that CIAC received by the subsidiary remain on the balance sheet indefinitely as a CIAC liability, with an equal and offsetting debit in PP&E.

2.	Two subsidiaries (Indiana and Iowa) are not required to amortize CIAC. CIAC received by the subsidiaries remain on the balance sheet indefinitely as a CIAC liability, without an equal and offsetting debit in PP&E.

In future filings we will revise the language in Note 2 of our consolidated financial statements quoted above to state:

Contributions in aid of construction are permanent collections of plant assets or cash for a particular construction project. For ratemaking purposes, the amount of such contributions serves as a rate base reduction since the contributions represent non-investor supplied funds.

Generally the Company depreciates utility plant funded by contributions and amortizes the contributions balance as a reduction to depreciation expense, producing a result which is functionally equivalent to reducing the original cost of utility plant for the contributions. In accordance with applicable regulatory guidelines, some of the Company’s subsidiaries do not amortize CIAC, and any CIAC received remains on balance sheet indefinitely.

•	We note that you have presented the CIAC line item outside of the subtotal of total regulatory and other long-term liabilities. Please explain the basis for your presentation.

Response:

We present CIAC on our consolidated balance sheets outside of the subtotal of regulatory and other long-term liabilities because we view this presentation as analogous to our presentation of PP&E separate from our regulatory and other long-term assets on the asset side of the balance sheet. Although practice is mixed among publically traded water utilities, we feel this is an appropriate presentation.

Note 3. Acquisitions and Divestitures, page 95

5.	Please summarize for us and disclose how the fiscal 2012 income tax provision of $7.8 million was calculated. In this regard, we note you recorded a pre-tax loss as it relates to your discontinued operations.

Response:

As disclosed in Note 3 to the consolidated financial statements included in the Form 10-K, the sales of regulated operations in Arizona, New Mexico and Ohio were completed in 2012. The fiscal 2012 $7.8 million income tax provision on discontinued operations was calculated by adding the taxes associated with the discontinued operations and the tax expense recognized in connection with the reversal or sale of deferred tax liabilities associated with the differences in book and tax bases of the assets within the subsidiaries. This resulted in taxable gains because an election was made under Section 338(h)(10) of the Internal Revenue Code to treat the sales as asset sales.

In future filings we will disclose in the “Divestitures” section of the “Acquisition and Divestitures” footnote that the provision for income taxes on discontinued operations includes the recognition of tax expense related to the difference between the tax basis and book basis of assets upon the sale of the subsidiaries, which resulted in taxable gains since an election was made under Section 338(h)(10) of the Internal Revenue Code to treat the sales as asset sales.

Exhibit Index, page 141

6.	Please file complete copies of material agreements, including all exhibits, schedules and attachments. Please refer to Item 601(b)(10) of Regulation S-K. In this regard, we note that you have not included all of the schedules and/or exhibits to Exhibit 10.1, which is incorporated by reference to Exhibit 99.1 to your Form 8-K filed October 31, 2012. Please note that this comment applies to all exhibits filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:

We have filed, as Exhibit 10.4 to our quarterly report on Form 10-Q for the period ended March 31, 2013, a complete copy of our October 29, 2012 credit agreement, which previously was listed as Exhibit 10.1 to the Form 10-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 24

Determination of Individual AIP Awards for NEOs, page 32

7.	We note your disclosure on page 33 that the board “assessed Mr. Sterba’s performance as ‘exceeding expectations’ and awarded him an AIP payment of $970,500.” Please revise your disclosure to explain the way in which the board’s evaluation of Mr. Sterba as “exceeding expectations” resulted in an AIP payment of $970,500. Please refer to Item 402(b)(1)(v) of Regulation S-K. In doing so, please discuss the way(s) in which the Corporate Multiplier informed the board’s decision with respect to Mr. Sterba’s AIP payment. Please also discuss generally the impact of the Corporate Multiplier on the awards granted under the company’s annual incentive program, including the amount by which awards can be adjusted to account for the individual performance factors referred to in this section. Finally, please discuss the reason(s) that the board determined that Mr. Sterba had “exceeded expectations.” We may have further comment upon reviewing your response.

Response:

The assessment that Mr. Sterba “exceeded expectations” constituted a subjective judgment applied to Mr. Sterba’s individual performance that had no quantitative effect on his AIP award. In this regard, Mr. Sterba’s award of $970,500 constituted 129.4% of his target award, which was the same percentage of target award payable to the other named executive officers based solely on the Corporate Multiplier. The Board used the term “exceeds expectations” to indicate its favorable view of his performance; nevertheless, as indicated in the proxy statement, this assessment was based generally on corporate performance and achievement compared to targets contained in the Corporate Multiplier, which principally was based on objective measures. Accordingly, no adjustment was made to Mr. Sterba’s AIP award as initially calculated based on the Corporate Multiplier.

For the past three years, the Corporate Multiplier has been the principal, and in almost all cases the exclusive, factor used in determining awards for named executive officers granted under the AIP. With respect to AIP awards for 2012, all executives received an award based solely on the product of their target award times the Corporate Multiplier. As noted above, although the Board judged Mr. Sterba’s performance as “exceeding expectations,” it nevertheless provided an award to Mr. Sterba equal to the product of his target award times the Corporate Multiplier. With respect to other named executive officers, the following description from page 33 of the proxy statement accurately reflects our philosophy of applying individual performance adjustments to awards based on the Corporate Multiplier only in rare instances:

In making his recommendations to the board, Mr. Sterba expressed the view that, absent a marked departure from expected performance, the awards to the other NEOs should, generally, reflect the target award times the Corporate Multiplier. Mr. Sterba’s recommendation was based on his belief that the NEOs should assume principal responsibility for, and their awards generally should be based on, corporate performance, except with respect to executives who lead a profit center, such as Mr. Lynch. . . . Mr. Sterba advised the compensation committee that there were no factors of a magnitude that would cause him to recommend an adjustment for any of the other NEOs based on his or her individual performance. Therefore, Mr. Sterba recommended that each of the other NEOs receive an award equal to the Corporate Multiplier times the executive’s target award. The compensation committee accepted Mr. Sterba’s recommendation.

While the foregoing description indicates that different considerations might apply to an executive who leads a profit center (which, among the current named executive officers, is relevant only to Mr. Lynch), such considerations ultimately did not affect AIP awards for 2012, as explained in more detail in our response to Comment No. 8 below. Like the other named executive officers, Mr. Lynch also received an amount based on his target award times the Corporate Multiplier. With respect to earlier AIP awards, the percentage of target award payable for an executive who led a profit center could vary from the Corporate Multiplier applicable to other named executive officers (as was the case for Mr. Bigelow in 2010). Nevertheless, except for an $8,087 favorable adjustment for Mr. Lynch in 2010, no adjustments were made to an award calculated on the basis of the Corporate Multiplier in 2010 or 2011.

As indicated in note 3 to the Corporate Multiplier Table on page 32 of the proxy statement, the 2012 Corporate Multiplier of 130.6% was reduced, for purposes of awards to named executive officers, to 129.4% due to the allocation of $200,000 for creation of a special awards pool for non-executive officers.

As noted on page 28 of the proxy statement, the Corporate Multiplier could range from 0 to 150 percent of the target Corporate Multiplier. Theoretically, an executive’s award could range from 0 to 200 percent of his or her target award, and, therefore, upward or downward adjustments could be made from the award amount based on the Corporate Multiplier. However, no adjustments based on individual performance were made in 2010, 2011 or 2012, other than the $8,087 favorable adjustment for Mr. Lynch in 2010 noted above, which was disclosed in the proxy statement for the 2011 annual meeting.

In future filings, we will discuss or clarify, to the extent relevant, the following:

•	The paramount importance of the Corporate Multiplier in determining an executive’s annual incentive award;

•	The potential for adjustments, based on individual performance, to the award calculated on the basis of the Corporate Multiplier;

•	The fact that such individual performance adjustments are rarely made; and

•	The fact that the Board’s assessment that Mr. Sterba’s performance “exceeded expectations” was not designed to, and did not, change the amount of Mr. Sterba’s award based on the Corporate Multiplier.

8.	We note your disclosure on page 33 regarding the structure of Mr. Lynch’s award. Please disclose the way in which you determined that “[t]he performance of regulated operations resulted in achievement equal to 130.6% of target performance.” In doing so, please disclose the targets applicable to any of the enumerated goals and the resulting performance related to any such target. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

The process by which it was determined that the performance of regulated operations resulted in achievement equal to 130.6% of target performance was based on objective factors and a reduction recommended by Mr. Sterba.

The following table illustrates the computation of the percentage of target award initially applicable to regulated operations:

Performance Measure	Percentage Amount Included in Regulated Operations Target Award	Target	Actual Performance		Percentage Amount Included in Calculation of Percentage of Target Award Payable for Regulated Operations

Net Income	55.0%	$361,489,859	$400,751,331	(1)	82.5%

Business Transformation Performance	15.0%	Discretionary Award	N/A	(2)	16.5%

Environmental Compliance	7.5%	14 NOVs	5 NOVs		11.3%

Safety Performance	7.5%	3.75 ORIR	3.72 ORIR		8.0%

Service Quality	7.5%	85% of Surveyed Customers	88.63% of Surveyed Customers		10.2%

Customer Satisfaction	7.5%	90% of Surveyed Customers	93.12% of Surveyed Customers		9.8%

TOTAL					138.3%

(1)	As adjusted to eliminate the impact of certain non-recurring events.
(2)	While this measure was discretionary, it was determined as described on page 29-30 of the proxy statement.

As noted on page 28 of the proxy statement, the total pool actually available for payouts under the AIP was determined by multiplying the target pool by the Corporate Multiplier. Portions of the pool were then allocated among various organizational groups, including regulated operations. (State subsidiaries within regulated operations received separate allocations.) However, the ability to allocate the pool among organizational groups was constrained because the performance of a number of organizational groups would have resulted in payouts that, as a percentage of target awards, exceeded the Corporate Multiplier. Therefore, Mr. Sterba recommended allocations to several organizational groups that differed from the percentage of target award that would have been payable based solely on the applicable performance measures. In the case of regulated operations, Mr. Sterba noted that the two fatalities that led to his recommendation that the Safety Performance component of the Corporate Multiplier be reduced to zero occurred in regulated operations. He also noted that, if the Safety Performance component used to determine the percentage of target performance achieved by regulated operations also was reduced to zero, the applicable percentage would have been reduced from 138.3% to 130.3%. Therefore, Mr. Sterba recommended that the percentage of target award payable with respect to regulated operations be reduced to an amount equal to the Corporate Multiplier, or 130.6%. (As was the case with the other named executive officers, Mr. Lynch’s percentage of target award payout was reduced from 130.6% to 129.4% to enable the creation of a special awards pool for non-executive officers.)

Based on the foregoing, we do not believe that an extensive discussion of the calculation of the percentage of target award payable for regulated operations would be material or particularly useful generally, because the regulated operations compensatory component applies to only a portion of the compensation for one executive officer who is neither the Chief Executive Officer or the Chief Financial Officer; would not typically be expected to vary significantly from the Corporate Multiplier, given the large scope of regulated operations within the Company’s business; and is subject to discretionary allocation based on the recommendation of the Chief Executive Officer. The variation in 2012 between the Corporate Multiplier and the initially determined percentage of target award applicable to regulated operations was almost entirely due to an anomaly related to differing applications of the Safety Performance measure and, as noted above, the variation was essentially eliminated upon Mr. Sterba’s recommendation.

As requested by the staff, American Water Works Company, Inc. (“American Water”) acknowledges the following with regard to the Form 10-K for the fiscal year ended December 31, 2012:

American Water is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

American Water may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or otherwise wish to address these matters further, please contact Thomas S. Wyatt, our Securities Counsel, at (856) 309-4589, or me, at (856) 346-5955.

Sincerely,

AMERICAN WATER WORKS COMPANY, INC.

By:	/s/ KELLYE L. WALKER
Kellye L. Walker
Chief Administrative Officer, General Counsel and Secretary